Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated March 8, 2011

Group Home db.com

A Passion to Perform.
Deutsche Bank

Home Advisors | Funds | Downloads | Press Releases and News | About DB Commodity Services | Prospectus | Tax Information | Exchange Traded Notes | DBX Strategic

Group Home > Notes > US Treasury

PowerShares DB US Treasury Exchange Traded Notes


THE TREASURY DEPARTMENT

Description

The PowerShares DB 3x Long 25+ Year Treasury Bond Exchange Traded Notes (Symbol: LBND) and PowerShares DB 3x Short 25+ Year Treasury Bond Exchange Traded Notes (Symbol: SBND) (collectively, the "PowerShares DB U.S. Treasury ETNs," or the "ETNs") are the first exchange-traded products that provide investors with a cost-effective and convenient way to take a leveraged view on the performance of a U.S. Treasury bond futures index.

The PowerShares DB U.S. Treasury ETNs are based on the DB Long U.S. Treasury Bond Futures Index and the DB Short U.S. Treasury Bond Futures Index, which measure the performance of a long or short investment in the CBOT Ultra T-Bond futures.

The DB Long U.S. Treasury Bond Futures Index measures the performance of a long investment in the CBOT Ultra T-Bond futures and the DB Short U.S. Treasury Bond Futures Index measures the performance of a short investment in the CBOT Ultra T-Bond futures. The underlying assets of the Ultra T-Bond futures are U.S. Treasury Bonds with at least 25 years remaining term to maturity. The returns of each ETN are obtained by combining 3x the returns of the relevant index with the returns of the TBill index, less investor fees. Investors can buy and sell the ETNs on the NYSE Arca exchange or receive a cash payment at the scheduled maturity or early repurchase based on the month-over-month performance of the index less investor fees. The issuer has the right to redeem the ETNs at the repurchase value at any time.

Investors may redeem the ETNs in blocks of no less than 200,000 securities and multiples of 50,000 securities thereafter, subject to the procedures described in the pricing supplement. Redemptions may include a fee of up to $0.03 per security.

Fact Sheet
Prospectus

Index History[1]


ETN History[1] (Growth of $10,000 since June 30, 2010)
3x Long + T-bills
3x Short + T-bills
$20k
$15k
$10k
$5k
$0
6/10
7/10
8/10
9/10
$11,357
$8,213

Source: DB / Bloomberg

Short ETN Index Weights

As Of: **Not Available**

Contract	Contract Expiry Date	Weight %

Long ETN Index Weights

As Of: **Not Available**

Contract	Contract Expiry Date	Weight %

PowerShares DB US Treasury ETN & Index Data

Ticker symbols

3x Long 25+ Year Treasury Bond	LBND
3x Short 25+ Year Treasury Bond	SBND

Intraday indicative value symbols

3x Long 25+ Year Treasury Bond	LBNDIV

[1]ETN performance figures are based on repurchase value. Repurchase value is the current principal amount x applicable index factor x fee factor. See the prospectus for more complete information. Index history is for illustrative purposes only and does not represent actual PowerShares DB U.S. Treasury ETN performance. The inception date of the DB Long U.S. Treasury Bond Futures Index and the DB Short U.S. Treasury Bond Futures Index is May 4, 2010. ETN Performance is based on a combination of three times the monthly returns from the relevant Treasury index plus the monthly returns from the DB 3-Month T-Bill Index (the "T-Bill Index"), resetting monthly as per the formula applied to the ETNs, less the investor fee. The T-Bill Index is intended to approximate the returns from investing in 3-month United States Treasury bills on a rolling basis.

Index history does not reflect any transaction costs or expenses. Indexes are unmanaged, and you cannot invest directly in an index. **PAST PERFORMANCE DOES NOT GUARANTEE FUTURE RESULTS.**

SBND Financial Details

Ticker: SBND	
Last Update	Not Available
Price	Not Available
SBND Index Level*	Not Available
Indicative Intra-day Value **	Not Available
Last end of day Value ***	Not Available
Last date for end of day Value	Not Available

Data Source: www.nyse.com
(Data delayed 20 minutes)

* Indicative intra-day and Index closing
** Indicative intra-day value of the SBND
*** Last end of day SBND RP

LBND Financial Details

Ticker: LBND	
Last Update	08-Mar-2011 15:50 PM
Price	Not Available
LBND Index Level*	130.4334
Indicative Intra-day Value **	19.1592
Last end of day Value ***	19.6168
Last date for end of day Value	07-Mar-2011

Data Source: www.nyse.com
(Data delayed 20 minutes)

* Indicative intra-day and Index closing
** Indicative intra-day value of the LBND
*** Last end of day LBND RP

Contact Information

Any questions please call
1-877-369-4617

3x Short 25+ Year Treasury Bond	SBNDIV

CUSIP symbols

LBND	25154N522
SBND	25154N530

Details

ETN price at inception	$25.00
Inception date	6/28/2010
Maturity date	5/31/2040
Yearly investor fee	0.95%
Leveraged reset frequency	Monthly
Listing exchange	NYSE Arca
DB Long UST Futures Index	DBBNDL
DB Short UST Futures Index	DBBNDS

Risks[2]

- Non-principal protected
- Leveraged losses
- Subject to an investor fee
- Limitations on repurchase
- Concentrated exposure
- Credit risk of the issuer
- Issuer call right

Benefits

- Leveraged long and short notes
- Relatively Low Cost
- Intraday access
- Listed

Issuer Details

Deutsche Bank AG, London Branch
Long-term Unsecured Obligations[2]

[2]The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, uncertain principal repayment, trade price fluctuations, illiquidity and leveraged losses. Investing in the ETNs is not equivalent to a direct investment in the index or index components. The investor fee will reduce the amount of your return at maturity or upon redemption of your ETNs even if the value of the relevant index has increased. If at any time the repurchase value of the ETNs is zero, your investment will expire worthless. As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs are leveraged investments. As such, they are likely to be more volatile than an unleveraged investment. There is also a greater risk of loss of principal associated with a leveraged investment than with an unleveraged investment.

The ETNs may be sold throughout the day on NYSE Arca through any brokerage account. There are restrictions on the minimum number of ETNs that you may repurchase directly from Deutsche Bank AG, London Branch, as specified in the applicable pricing supplement. Ordinary brokerage commissions apply, and there are tax consequences in the event of sale, redemption or maturity of the ETNs. Sales in the secondary market may result in losses.

As described in the pricing supplement, Deutsche Bank may redeem the ETNs for an amount in cash equal to the repurchase value.

The ETNs provide concentrated exposure to U.S. Treasury bond futures contracts. The market value of the ETNs may be influenced by many unpredictable factors, including, among other things, changes in supply and demand relationships, changes in interest rates, and monetary and other governmental actions. **For a description of the main risks, see "Risk Factors" in the applicable pricing supplement and the accompanying prospectus supplement and prospectus.**

Not FDIC Insured — No Bank Guarantee — May Lose Value

Deutsche Bank AG, London Branch has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents filed by Deutsche Bank AG, London Branch for more complete information about the issuer and this offering. You may get these documents for free by visiting powersharesetns.com | dbfunds.db.com/notes or EDGAR on the SEC website at www.sec.gov. Alternatively, you may request a prospectus by calling 800 983 0903 | 877 369 4617, or you may request a copy from any dealer participating in this offering.

Important Risk Considerations:

The ETNs are senior unsecured obligations of Deutsche Bank AG, London Branch, and the amount due on the ETNs is dependent on Deutsche Bank AG, London Branch's ability to pay. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

The ETNs may not be suitable for all investors seeking an investment with a term greater than the time remaining to the next monthly reset date and should be used only by knowledgeable investors who understand the potential adverse consequences of seeking longer-term leveraged investment results by means of securities that reset their exposure monthly. *Investing in the ETNs is not equivalent to a direct investment in the index or index components because the current principal amount is reset each month, resulting in the compounding of monthly returns. The principal amount is also subject to the investor fee, which can adversely affect returns. The amount you receive at maturity (or upon an earlier repurchase) will be contingent upon each monthly performance of the index during the term of the ETNs.* There is no guarantee that you will receive at maturity, or upon an earlier repurchase, your initial investment back or any return on that investment. Significant adverse monthly performances for your ETNs may not be offset by any beneficial monthly performances.

Certain marketing services may be provided for these products by Invesco Distributors, Inc. or its affiliate, Invesco PowerShares Capital Management LLC. Neither firm is affiliated with Deutsche Bank.

PowerShares® is a registered trademark of Invesco PowerShares Capital Management LLC. Invesco PowerShares Capital Management LLC and Invesco Distributors, Inc. are indirect, wholly owned subsidiaries of Invesco Ltd.

An investor should consider the PowerShares DB ETNs' investment objective, risks, charges and expenses carefully before investing.

Copyright © Deutsche Bank A.G. Imprint | Legal Resources| Terms and Conditions

Font Size: A A A